# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Frontline plc, CIK 0000913290
CUSIP: M46528101
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 8, John Kennedy Street, Iris House, Off. 740B, Limassol, Cyprus (G4), 3106
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001341004-22-000029
Filed by CIK 0001269094

## Reporting persons
- Folketrygdfondet: type of reporting person: other (OO); citizenship or place of organization: Norway (Q8); sole voting power 10,082,471; shared voting power 0; sole dispositive power 10,082,471; shared dispositive power 0; aggregate amount beneficially owned 10,082,471 (4.5% of the class)
  Comment: Row (11) is based on 222,622,889 Common Shares outstanding as of March 31, 2026 as reported on the Form 6-K submitted by the Issuer to the Securities and Exchange Commission on May 26, 2026.

## Item 1. Issuer
Name of issuer: Frontline plc
Address of issuer's principal executive offices: 8, John Kennedy Street, Iris House, Off. 740B 3106 Limmasol, Cyprus

## Item 2. Person Filing
Name of person filing: Folketrygdfondet
Address of principal business office or, if none, residence:
Haakon VII's Gate 2
P.O. Box 1845 Vika
0123 Oslo
Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,082,471 Common Shares
Percent of class: 4.5%
Sole power to vote or to direct the vote: 10,082,471 Common Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,082,471 Common Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Folketrygdfondet: /s/ Christina Stray, General Counsel (08/13/2026)